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                                                                    EXHIBIT 23.4

                              ACCOUNTANTS' CONSENT

The Board of Directors
Telegroup, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-3 of our report on the combined financial statements of Telegroup, Inc. and certain subsidiaries and to the reference to our firm under the heading "Experts" in Registration Statement No. 333-86839.

Our report dated July 9, 1999, contains an explanatory paragraph that states that Telegroup, Inc. has filed for protection under Chapter 11 of the United States Bankruptcy Code due to significant financial and liquidity problems. These circumstances raise substantial doubt about its ability to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Lincoln, Nebraska
October 12, 1999